BONTAN CORPORATION INC.
THREE MONTHS ENDED SEPTEMBER 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 24, 2010

Index

Overview	3
Summary of results	3
Number of common shares, options and warrants	4
Business environment	4
Risk factors	4
Forward looking statements	4
Business plan	5
Results of operations	5
Liquidity and Capital Resources	9
Working capital	9
Operating cash flow	10
Investing cash flows	10
Financing cash flows	12
Key contractual obligations	12
Off balance sheet arrangements	13
Transactions with related parties	13
Financial and derivative instruments	14
New accounting policies	16
Critical accounting estimates	18
Disclosure controls and procedures	18
Internal control over financial reporting	19
Public securities filing	19

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Bontan Corporation Inc. for the three months ended September 30, 2010 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and six  months ended September 30, 2010, the unaudited Consolidated Financial Statements  and Management Discussion & Analysis for the three months ended June 30, 2010 and the audited Consolidated Financial Statements and Annual Report in Form F-20 for the year ended March 31, 2010. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada, as applicable to interim financial statements.

This management discussion and analysis is prepared by management as at November 24, 2010. The Company’s auditors have not reviewed it.

In this report:

a.	the words “us”, “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiary.
b.	Our indirect working interest in two drilling licenses offshore Israel is sometimes referred to as “Israel project”
c.	Our subsidiary, Israel Petroleum Company, Ltd Cayman is referred to as “IPC Cayman”

Overview

Summary of Results

The following table summarizes financial information for the quarter  ended September 30, 2010 and the preceding seven quarters: ( All amounts in ‘000 CDN$ except Net income(loss) per share, which are actual amounts)

Quarter ended	Sept.30	June 30	Mar-31	Dec. 31	Sept.30	Jun-30	Mar-31	Dec. 31
	2010	2010	2010	2009	2009	2009	2009	2008
Total Revenue	-	-	-	-	-	-	-	-
Net (loss) income	(1,329)	(486)	(2,275)	(683)	(763)	(206)	(266)	(276)
Working capital	960	1,085	372	(10,907)	1,564	1,542	1,432	1,694
Shareholders equity	8,323	8,448	6,900	6,809	1,572	1,552	1,441	1,705
Net loss per share - basic and diluted	$(0.02)	$(0.01)	$(0.05)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	($0.01)

Number of common shares, options and warrants

These are as follows:
As at Sept. 30, 2010 Nov. 24, 2010
Shares issued and outstanding	78,314,076 78,664,076
Warrants issued and outstanding ( a)	73,421,420 73,071,420
Options granted but not yet exercised (b)	7,775,000 7,775,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.46. These warrants have weighted average remaining contractual life of 4.08 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.18 and have a weighted average remaining contractual life of approximately 3.70 years.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2010 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
•	Our lack of substantial operating history;
•	The success of the exploration prospects, in which we have interests;
•	Uninsured risks;
•	The impact of competition;
•	The enforceability of legal rights;
•	The volatility of oil and gas prices;
•	Weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ materially from our expectations are disclosed in more detail under the “Risk Factors” in our Annual report for fiscal 2010. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Currently we do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.  We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves. We are currently focused on the offshore Israel project which currently includes the Mira and Sarah licenses We currently are not seeking to acquire additional property interests in Israel or any other region or to pursue other business opportunities.  Our goal is to advance offshore Israel project to the drilling stage aggressively, as prudent financing will allow to determine the presence of oil or natural gas. If we are successful in doing so, we believe our joint venture partners can attract the attention of the existing oil and gas companies already operating in the region or new oil and gas companies to enter into a development agreement or farm out agreement.

Results of operations

Three months ended Sept. 30,	2010	2009
	in 000'CDN$
Income	-	-
Expenses	(1,407)	(763)
	(1,407)	(763)
Non-controlling interests	78	-
Net loss for period	(1,329)	(763)
Deficit at end of period	(39,077)	(34,304)

Overview

The key events during the quarter ended September 30, 2010 included (a) further processing work on 3D seismic data obtained for the areas covered by the two drilling licenses in off shore Israel wherein we hold an indirect working interest. And(b) disposal of significant part of our short term investment portfolio, mainly comprising non-performing investments which showed no sign of any future improvements. These matters are further discussed in detail later in this report.

During the three months ended September 30, 2009, the main activities were as follows:

a.	Completing private placement to raise US$ 500,000 that was announced previously in December 2009. This was completed in October 2009.

b.	Reviewing various short term investments in our investment portfolio and disposing off significant portion of those investments which indicated declining values.

c.
Negotiating a new project involving certain licenses and permit to explore oil and gas in an offshore location off the coast of Israel in partnership with an experienced oil and gas company. The Company acquired 71.63% working interest in November 2009.

Income

We had no revenue during the three months ended September 30, 2010 and 2009.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended September 30
	2010	2009

Operating expenses	165,426	69,186
Consulting fee & payroll	474,189	121,467
Exchange (gain)loss	5,971	21,742
Loss(gain) on disposal of short term investments	536,290	542,096
Professional fees	225,206	8,592
	$1,407,082	$763,083

Operating Expenses

	Three months ended September 30,
	2010	2009
Travel, meals and promotion	$79,027	$16,870
Shareholders information	35,359	34,679
other	51,040	17,637

	$165,426	$69,186

Travel, meals and promotions

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and other consultants in visiting Vancouver, UK and USA in connection with the Israel Offshore Project and further fund raising efforts and local club and entertainment costs in business meetings and by IPC Cayman manager –Mr. Howard Cooper in visiting Israel, Europe and Canada in handling the Israel project.

Expenses for the three months ended September 30, 2009 were substantially incurred by the key consultant, Mr. Terence Robinson and included his local club expenses and expenses on travels to meet his contacts in connection with new business proposals or to seek new potential investors for the Company.

During the three months ended September 30, 2009, Mr. Robinson visited Vancouver, New York and UK in connection with one business proposal and also to complete a private placement campaign.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Fees were consistent for the 2010 and 2009 periods.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in  three months ended September 30, 2010 compared to earlier period was due to operations of a new subsidiary, IPC Cayman which added approximately $22,800  in costs. Our Toronto office general costs also increased as a result of increased business activities.

Consulting fees and payroll

Three months ended June 30	2010	2009
Fees settled in common shares and options	204,527	(61,772)
Fees settled in cash	260,938	173,036
Payroll	8,724	10,203
	$ 474,189	$ 121,467

Stock based compensation is made up of the Company’s common shares and options being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During the three months ended September 30, 2010, one consultant was issued shares in settlement of his fees of $18,624, while eight other consultants including the three directors of the Company and three consultants of IPC Cayman were issued total of 950,000 options for five year term and exercise price of US$0.35 to convert into equal number of common shares of the Company. These options were fully vested upon issuance and were valued at $185,903 using the Black-Scholes option price model.

Cash fees included fees paid to three consultants in Toronto including Mr. Kam Shah and Mr. terence Robinson of approximately $106,000 and fees of approximately $135,000 paid to four consultants by IPC Cayman including its manager and sole director, Mr. Howard Cooper.

The following were the key details forming part of consulting fee and payroll costs during the quarter ended September 30, 2009:

a.
Fee settled in common shares represented shares previously allotted to Mr. John Robinson, a consultant for his service being deferred and now expensed for the period. However, Mr. John Robinson returned all the shares – 350,000 common shares of the Company – on August 12, 2009 for cancelation and instead was paid cash fee of $82,000 as approved by the board of directors of the company.

b.
Fees settled in cash consisted of fee of $30,000 each paid to Mr. Kam Shah, the chief executive and financial officer and Mr. Terence Robinson, a key consultant for the quarter. The balance of the fee was paid to the two independent directors for their services as members of the audit committee.

The Company created a new 2009 Consultant Stock Compensation Plan and registered it with Securities and Exchange Commission on April 7, 2009. Three million common shares of the company have been registered for issuance to consultants for services in lieu of cash fee. 843,833 shares have been issued to date.

Exchange (gain)loss

Exchange differences related to translation losses arising from converting foreign currency balances, mainly in US dollar into Canadian dollar, which is the reporting unit of currency, on consolidation.

As at September 30, 2010, the Company has excess of liabilities in US dollar of approximately $860,000 over its monetary assets in US Dollar. During the quarter ended on that date, Canadian dollar slightly weakened against US dollar from almost par value at the beginning of the period to CDN$1.03 at the end of the period. These fluctuations resulted in a net exchange loss of approximately $ 6,000 for the quarter ended September 30, 2010 on period end translation of US dollar items.

During the quarter ended September 30, 2009, Canadian dollar strengthened against US dollar – from CDN $ 1.13 at June 30, 2009 per  US$ 1 to 1.07 at September 30 30, 2009 – over 5% decline and hence US dollar based assets had lower Canadian values on translation at September 30, 2009 resulting in an exchange loss of approximately $21,000.

Gains on disposal of short term investments

During the quarters ended September 30, 2010 and 2009, The management reviewed its short term investment portfolio and identified several holdings whose market value remained depreciated for quite some time and showed no signs of any recovery in the near future. We therefore decided to dispose of these investments to avoid further decline in their values and focus on those whose values are more likely to improve in the near future.

Six holdings were disposed of at a loss of $536,290. Two of these holdings accounted for 65% of the realized losses.

During the quarter ended September 30, 2009, the Company sold twelve holdings from the portfolio having carrying cost of $ 832,010 for $289,998, resulting ina loss of approximately $542,000.

Professional fees

Professional fees consist of audit, accounting and legal fees.

During the three months ended September 30, 2010, audit fee of $ 15,000 was accrued on the basis of $ 60,000 annual fee. IPC Cayman incurred costs of approximately $85,000 during this period towards its bookkeeping services.

During the above period, legal costs were approximately $ 125,000 including fees of approximately $62,000 incurred by IPC Cayman, in connection with various matters and general advise in connection with the Israeli project. Significant part of this costs were incurred in various disputes and disagreements that exist between the Company and IPC Cayman and its manager as explained in note 14 of the unaudited consolidated financial statements for this period.  These factors increased the professional fees substantially during 2010 quarter compared to 2009 quarter.

During the quarter ended September 30, 2009, audit fee was accrued at $6,250 on the basis of the estimated annual fee of $25,000. The balance of the fee for this period consisted of fees charged by our corporate lawyer to provide services in connection with certain regulatory matters.

Liquidity and Capital Resources

Working Capital

As at September 30, 2010, the Company had a net working capital of approximately $1.0 million compared to a working capital of approximately $400,000 as at March 31, 2010.

Almost entire working capital at September 30, 2010 and March 31, 2010  was in the form of cash and short term investments.

Value of our short term investment portfolio increased during the quarter by approximately $ 1 million.

Cash on hand as at  September  30, 2010 was approximately $350,000 compared to $2.4 million as at March 31, 2010. Cash was used to pay off term loans , incur additional costs on the Israel project and on the operating expenses which increased significantly due to IPC Cayman.

The Company will require working capital of approximately $ 12 million to meet its exploration obligations with respect to its interest in the Israeli property within the next six months. However, as explained in the subsequent event note to the unaudited consolidated financial statements for the period ended September 30, 2010, a sale of 50% of our interest in the Israel Project was finalised in October 2010 with an Israeli business group which would cover the exploration costs for the initial two wells up to $ 28 million and also provides the required financial capability assurance. The Company will therefore not be required to provide further funding on the Israel project until the first two wells, based on our current estimates of the exploration and drilling costs of these wells.

Operating cash flow

During the three months ended September 30, 2010, operating activities required a net cash out flow of approximately $ 800,000, which was met from the available cash and proceeds from the disposal of short term investments.

During the quarter ended September 30, 2009, operating activities required a net cash outflow of approximately $325,000 which was met partly from the proceeds of the sales of short term investments and balance from cash on hand.

The company expects its operating cash requirements to increase as the exploration work begins on the project and has already organised additional funding from sale of half of its interest as explained under working capital section above.

Investing cash flows

During the three months ended September 30, 2010, the company paid approximately US$ 136,000 on the Israeli project in response to a cash call, which was offset by sale of 5% of its interest to the operator as per the agreement . A net cash of approximately $ 200,000was generated from the disposal of our short term investment portfolio.

During the quarter ended September 30, 2009, the Company generated a net cash flow of approximately $ 183,000 from the disposal of its short term investment portfolio.

Oil and gas properties and related expenditure

The Company acquired 11% indirect working interest in two licenses in the Levantine Basin, approximately 40 kilometres off the west coast of Israel. Our interest was reduced to 10.45% as result of sale of 5% interest to the operator.

During the three months ended September 30, 2010, the Company paid approximately $ 136,000 in response to a cash call to cover additional seismic data analysis costs. This was mostly off set by the proceeds from the sale of 5% interest to the operator as per the agreement.
Our indirect working interest in these licenses is held through our 76.79% equity interest in IPC Cayman, which owns a 13.609% interest in the licenses, through I.P.C. Oil and Gas (Israel) Ltd.  Partnership, which is the registered holder of 13.609% interest in the above licenses in the Petroleum Registry in Israel.

During the quarter ended September 30, 2010, key events relating to the Israel project included further work on the analysis of the 3D seismic data, cash call to meet these costs and sale of 5% interest to the operator as explained earlier.

The key steps will involve completion of seismic data analysis, selection of a driller and planning for the drilling of two test wells. These steps including drilling of the initial two wells – one for each of the two licenses – must be completed by July 2011.

In this connection, we are required to provide proof of financial capability to cover our share of these exploration costs which would approximately be US$12 million by December 1, 2010. This has now been covered by the sale of 50% of our interest for $ 28 million dollar in October 2010 as explained earlier.

Short Term investments

The Company had short term investments at a carrying cost of approximately $ 3.3 million as at September 30, 2010 – all of which were held in  five Canadian  public companies. These investments were stated at their fair value of approximately $ 1.7 million  as at September 30, 2010 and the difference representing unrealised loss of approximately $1.6 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The Company had short term investments at a carrying cost of approximately $5.2 million as at September 30, 2009 – of which $4.9 million or 94% was held in Canadian currency and the balance 6% was held in US currency. Approximately 94% of the investments were in 12 public companies while 6% was invested in two private companies. These investments were stated at their fair value of approximately $1.3 million as at September 30, 2009 and the difference representing unrealised loss of approximately $3.9 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following are our key investments:

March 31,	September 30, 2010			March 31, 2010
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,292	1869	646	1,292	1869	775
Bowood Energy	1,744	658	674	1,744	658	244
Skana Capital Corp	750	699	300	773	706	155
2 (March 31, 2010:10) other public companies - mainly resource sector		93	112		775	185
		$3,319	$1,732		$4,008	$1,359
Non-marketable securities
Cookee Corp	-	-	-	1,000	200	-
One other private company ( 2008: two private companies, 2007: )		-	-		63	-
		$-	$-		$263	$-

		$3,319	$1,732		$4,271	$1,359

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength and will eventually reflect in higher market prices.

Financing cash flows

There was no financing activity during the three months ended September 30, 2010.

During the three months ended September 30, 2009,, the Company received four subscriptions for a total of 1.5 million units for a net proceeds of $74,414. The total number of units subscribed as at September 30, 2009 was 2.5 million. The closing date for this private placement was revised to October 15, 2009 and the balance of 7.5 million units was subscribed by October 13, 2009.

Key Contractual obligations

Under the terms with our other Israeli partners, we have to provide by December 1, 2010 evidence of  our financial capability to meet future financing requirements with respect to exploration and development of test wells to our Israeli partners. This is expected to be approximately US$ 12 million. As explained earlier, this requirement has now been met from the sale of 50% of our interest to an Israeli business group for $ 28 million in October 2010.

Off balance sheet arrangements

As at September 30, 2010 and 2009,  the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed in Note 13 of the consolidated unaudited financial statements for the three and six months ended September 30 2010.

 Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –
a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing services to CCC.
d.	CCC and John Robinson hold significant shares, options and warrants in Bontan.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition,

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company.

4.
Mr. Howard Cooper and Three Crown Petroleum LLC, (TCP) a Company controlled by Mr. Cooper. Mr. Cooper/TCP  is the sole director and manager of our subsidiary, IPC Cayman and is also the minority shareholder, holding 23.21% equity in IPC Cayman.Mr. Cooper receives fee of US$ 20,000 per month for acting as manager of IPC Cayman and representing the Company on the Israeli Project.

Financial and derivative Instruments

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior year. Cash, short term investments, accounts payable and accruals are classified as level one financial instrument.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is well known Canadian brokerage firm with good market reputation and all its assets are backed up by a major Canadian bank. The Company’s key asset, the indirect working interest in two off shore drilling licenses is located in Israel.

(b)	Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 17% of total assets of the Company as at September 30, 2010 (13% as at March 31, 2010). Further, the Company’s holding in two Canadian marketable security accounted for approximately 79% (March 31, 2010: 75%) of the total short term investment in marketable securities or 13.7% (March 31, 2010: 9.7%) of total assets as at September 30, 2010.

The Management tries to mitigate this risk by monitoring daily all its investments with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

(c)	Liquidity risk:

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations on time.

The Company maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Approximately 33% of total monetary assets at September 30, 2010 (28% as at March 31, 2010 and 17% as at June 30, 2009), and approximately 97% of its liabilities as at that date (89% as at March 31, 2010) were held in US dollars.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	September 30, 2010	March 31, 2010	September 30, 2009
One US Dollar to CDN Dollar	1.0298	1.0156	1.0722

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at September 30, 2010 were as follows:  (all figures in 000’CDN$ equivalent)

000$
Cash, receivable & short term investments	$ 943
Accounts payable and accrual	(1,811)
Net liabilities	$ (868)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $43,400 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 43,400.

New accounting policies

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has assessed the impact of IFRS on its consolidated financial statements and concluded that switching to IFRS would not require any major changes in its existing accounting policies.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.

The key elements of our changeover plan include:

1. Scoping and diagnostic
High level analysis to:
• Assess differences between IFRS and GAAP
• Identify elective and mandatory exceptions available under IFRS 1
• Scope out potential impacts on systems and processes -
• Identify impacts on business relationships including contractual arrangements.

IFRS 1 – First Time Adoption of IFRS and Opening Balance Sheet Quantifications

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, the IFRS requires an entity to do the following in the opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs:
(a) Recognize all assets and liabilities whose recognition is required by IFRSs;
(b) Not recognize items as assets or liabilities if IFRSs do not permit such recognition;
(c) Reclassify items that it recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and
(d) Apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 offers entities adopting IFRS for the first time with a number of exemptions (optional and in some areas mandatory). The Company is currently evaluating exemptions available to determine the most appropriate to its circumstances. The most appropriate IFRS 1 exemptions applicable to the Company, that have been identified to date are:

Property, Plant and Equipment

The IFRS 1 election related to property, plant and equipment allows the Company to report property, plant and equipment in its balance sheet on the transition date at a deemed cost instead of actual cost. The exemption can be applied on an asset-by-asset basis.

IAS 36 Impairment of Assets

The objective of this Standard is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IFRS 2 Share Based Payments

This standard provides guidance for the recognition and measurement of share-based payments. Management must determine the fair value of a share-based payment at the grant date and the period over which this fair value should be recognized.

The Company is evaluating the impact of this standard.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The objective of this standard is to specify the financial reporting for the exploration for and evaluation of mineral resources. Under IFRS 6, the Company may continue to use its current accounting policies for reporting on and evaluating its mineral resources. This includes continuing to use recognition and measurement practices that are part of those accounting policies.

The Company is currently reviewing its impairment testing requirements under IFRS 6 and the requirement to report the allocation of exploration assets to cash-generating units or groups of cash-generating units for the purpose of assessing such assets for impairment.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

This requires that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 12 Income Taxes
The objective of this standard is to prescribe the accounting treatment for income taxes. For the purposes of this standard, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity.
As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company’s reporting requirements

2. Impact analysis, evaluation and design
• Determine projected impact of adopting IFRS on financial statements and develop accounting processes
• Develop and finalize changes to systems and internal controls
• Address business activities including contractual arrangements, compensation arrangements, budgeting/forecasting
• Prepare reporting templates and training plan

– our current preliminary assessment does not indicate any major changes. However, we will continue to evaluate as our project goes into exploration stage

3. Implementation and Review
• Collect and compile IFRS information for reporting
• Execute changes to information systems and business activities
• Communicate

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 4 to the consolidated financial statements for the year ended March 31, 2010. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 and as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time periods specified in the applicable regulatory bodies’ rules and forms.

Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective in relation to the level and complexity of activities in our Company as of the end of the period covered by this report.

We have been experiencing difficulties in getting information from our subsidiary, IPC Cayman on time. We have to rely on timely provision of the required information from the manager and sole director of IPC Cayman who at times tended to delay the information. We are currently negotiating a better arrangement and hope to streamline the information flow prior to our next reporting.

Internal Controls over Financial Reporting

Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors.CEO is assisted by one employee. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2010, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases, including the information from our subsidiary, IPC Cayman where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www. Sedar . com and with the United States Securities and Exchange Commission  and can be viewed  on Edgar.